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                            September 19, 2022

       Bruce M. Rodgers
       Chief Executive Officer
       LMF Acquisition Opportunities, Inc.
       1200 W. Platt St., Suite 100
       Tampa, Florida 33606

                                                        Re: LMF Acquisition
Opportunities, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed September 13,
2022
                                                            File No. 333-264993

       Dear Mr. Rodgers:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Seastar Medical's Business
       Clinical Studies, page 177

   1. We reissue comment 6 insofar as you have not provided all serious adverse events for (1)
                                                        the AKI Safety,
Mortality and Device Integrity Study on page 177, for which you provide a non-exclusive list of
serious adverse events, and (2) the Pilot Feasibility Trial of SCD
                                                        Therapy in ESRD
Patients on page 181, for which you state "very few adverse events or
                                                        SAEs were observed,"
without further specifying all serious adverse events.
 Bruce M. Rodgers
FirstName LastNameBruce   M. Rodgers
LMF Acquisition Opportunities, Inc.
Comapany 19,
September NameLMF
              2022 Acquisition Opportunities, Inc.
September
Page 2    19, 2022 Page 2
FirstName LastName
       You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Jason Drory at (202) 551-8342 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Curt P. Creely, Esq.